

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b)
under the Securities Exchange Act of 1934

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3 – 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 14 June 2002

By: _____

Title: Deputy Group Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   Prudential plc

2. Name of director

   Jonathan W Bloomer, Philip Broadley, Mark E Tucker, Michael McLintock, G
   Mark Wood, Clark Manning

3. Please state whether notification indicates that it is in respect of holding of the
   shareholder named in 2 above or in respect of a non-beneficial interest or in the case of
   an individual holder if it is a holding of that person's spouse or children under the age of
   18 or in respect of a non-beneficial interest

   Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares
   held by each of them (if notified)

   Directors named above

5. Please state whether notification relates to a person(s) connected with the director
   named in 2 above and identify the connected person(s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate
   whether general/single co PEP and if discretionary/non discretionary

   See additional information

7. Number of shares / amount of stock acquired

   See additional information

8. Percentage of issued class

   See additional information

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Shares of 5p each

12. Price per share

£8.187

13. Date of transaction

13 June 2002

14. Date company informed

13 June 2002

15. Total holding following this notification

See additional information

16. Total percentage holding of issued class following this notification

See additional information

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

Acquisition of an interest in a maximum number of shares capable of vesting in the beneficial ownership of the above named directors on 2 April 2005 by virtue of an award under the rules of the Prudential Restricted Share Plan.

Director No of shares Acquired Percentage holding of Class

Jonathan Bloomer 177,110 shares Less than 0.009%)

(Total holding: 547,851 shares, Percentage of Class: Less than 0.03%)

Philip Broadley 85,990 shares Less than 0.004%

(Total holding: 169,092 shares, Percentage of Class: Less than 0.009%)

Mark E Tucker 78,173 shares Less than 0.004%

(Total holding: 378,616 shares, Percentage of Class: Less than 0.02%)

Michael McLintock 30,292 shares Less than 0.002%

(Total holding: 84,781 shares, Percentage of Class: Less than 0.005%)

G Mark Wood 87,944 shares 0.005%

(Total holding : 218,603 shares, Percentage of Class: 0.01%)

Clark Manning 107,086 shares Less than 0.006%

(Total holding : 109,586 shares, Percentage of Class: Less than 0.006%)

24. Name of contact and telephone number for queries

Jennie Webb, 0207 548 6027

25. Name and signature of authorised company official responsible for making this notification

Jackie Cross, Assistant Group Secretary, 020 7548 3446

Date of Notification

14 June 2002